Mail Stop 04-06

      April 19, 2005



Mr. Johannes Peterson
Chief Financial Officer
Dragon Gold Resources, Inc.
338 Euston Road
London NWI 3BT UK

Re:   	Dragon Gold Resources, Inc.
      Item 4.01 Form 8-K filed April  13, 2005
      File No. 000-50541

Dear Mr. Peterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 13, 2005
1. The file number being used (000-24370) appears to be incorrect. We also noted that the 2004 10-KSB is using a third file number (333-107915). Your amendment should reference the correct file number and your response should explain why you are not using file number (000-
50541).
2. Item 304(a)(i)(ii) of Regulation S-B requires that a statement whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Revise your disclosure to include the uncertainty regarding the ability to continue as a going concern in the accountants report.
3. Your disclosure indicates that "there have been no disagreements with Manning Elliott, Charted Accountants on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedures, which disagreement if not resolved to the satisfaction of David T. Thomson PC would have caused them to make reference thereto in their report on the financial statements." Revise your disclosures and tell us why you are referencing David T.
Thomson PC and not your former auditors.
4. Tell us why your former auditor is located in Vancouver, Canada and your current auditor is located in Houston, Texas when it appears that your principle offices are located in London, England. Explain the circumstances that led to you retaining these particular audit firms.


Form 10-QSB-For the quarterly period ended December 31, 2004
5. We note your statement that the chief executive officer and the chief financial officer "has concluded that as of the evaluation date, our controls and procedures were adequate and designed to ensure that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934 is 1) recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms; and 2) accumulated and communicated to him as appropriate to allow timely decisions regarding required disclosure." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Revise your disclosures to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.
6. We note your statement that, "There were no significant changes in our internal control over financial reporting during our most recent fiscal quarter that materially affected, or were reasonably likely to materially affect, our internal control over financial reporting." Revise to your disclosure to state clearly, if correct, that there were no changes in your internal controls over financial reporting that occurred during quarter that have materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

General

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *******

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Any questions regarding the above should be directed to me at
(202) 824-5531, or in my absence, to Robert Benton at (202) 942-
1811.

Sincerely,


Morgan Youngwood
      Staff Accountant


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SVC Financial Services, Inc.
February 2, 2005
Page 3